SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For September 13, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 10 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

.        Proxy Statement for Annual General Meeting of Shareholders of the Company to be held on October 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: September 13, 2004

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NICE SYSTEMS LTD.

___________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

___________________________________________

TO BE HELD ON OCTOBER 19, 2004

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Nice-Systems Ltd. (the "Company") will be held on October 19, 2004 at 11:00, at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel, for the following purposes:

(A)	To elect eight (8) directors to the board of directors of the Company.
(B)	To extend the term of office of the external directors for an additional three year period.
(C)	To approve the directors` remuneration.
(D)	To re-appoint the Company`s independent auditors and to authorize the Company`s board of directors to fix their remuneration.
(E)	Review of the Company`s audited annual financial statements for the year ended on December 31, 2003.

Approval of matters (A), (B), (C) and (D) above will require the affirmative vote of a majority of the shares present, in person or by proxy or by written ballot, and voting thereon.

Shareholders of record at the close of business on September 9, 2004 are entitled to notice of and to vote at the Meeting.  All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting.

By Order of the Board of Directors,

Daphna Kedmi

Corporate Secretary

Date:  September 9, 2004

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NICE SYSTEMS LTD.

8 Hapnina Street, Ra`anana

Israel

_______________________

PROXY STATEMENT

_______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADR`s (collectively  - the "Shares") of Nice-Systems Ltd. ("Nice" or the "Company") at the close of business on September 9, 2004, in connection with the solicitation by the board of directors of proxies for use at the Annual General Meeting of the Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on October 19, 2004 at 11:00 A.M., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel.

SOLICITATION OF PROXIES

             It is proposed that at the Annual General Meeting, Ordinary Resolutions be adopted as follows: (a) To elect eight (8) directors to the board of directors of the Company; (b) to extend the term of office of the external directors for an additional three year period; (c) To approve the directors` remuneration; (d) To re-appoint the Company`s independent auditors and to authorize the Company`s board of directors to fix their remuneration.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked.  Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above.  If a shareholder on the form of proxy makes specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions will be treated as neither a vote "for" or "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on September 9, 2004 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof.  On September 5, 2004 the Company had 17,636,269 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN

BENEFICIAL OWNERS

The following table sets forth, as of September 5, 2004 the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company`s Shares.

The information contained herein has been obtained from the Company`s records, or from information furnished by the individual or entity to the Company.

Name	Number of Shares	Percentage of Outstanding Shares (Approx.)
Bank Leumi 24-32 Yehuda Halevi Street Tel-Aviv 65546, Israel	1,317,747(1)	7.4%
Thales SA 173 Boulevard Haussman Paris 75415, France	1,640,627	9.3%
Bank HaPoalim 65 Yehuda Halevi Street Tel Aviv 65227, Israel	1,394,110(2)	7.9%

  Based upon the information contained in reports filed with the Tel Aviv Stock Exchange on August 28 and September 2, 2004 by Bank Leumi. Bank Leumi holds the shares through several trust funds and provident funds.
  Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on September 4, 2004 by Bank HaPoalim. Bank HaPoalim holds the shares through several trust funds and provident funds

As of August 30, 2004 the Company had 82 registered holders of ADS in the United States and approximately 3,200 beneficial owners, holding 5,650,609 of its outstanding ADSs, as reported by the Bank of New York, the depositary for the Company`s ADSs.

ITEM A

ELECTION OF DIRECTORS

Under the Company`s Articles of Association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company`s shareholders.  The number of directors being appointed at this Meeting is eight, in addition to the two external directors of the Company.

The Company`s board of directors has proposed eight (8) persons, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. Ron Gutler, Mr. John Hughes, Mr. David Kostman, Mr. Timothy Robinson and Mr. Haim Shani as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company`s Articles of Association and applicable law.

Directors shall be elected at the Meeting by the vote of the holders of a majority of the voting power represented at such Meeting in person or by proxy and voting on the election of directors.

It is proposed that at the Meeting the following Ordinary Resolution will be adopted:

"RESOLVED, that Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. Ron Gutler, Mr. John Hughes , Mr. David Kostman, Mr. Timothy Robinson and Mr. Haim Shani are hereby each elected to serve as the members of the board of directors of the Company until the next annual general meeting of the Company."

The Board of Directors recommends a vote FOR the approval of this proposed Ordinary Resolution and the election of all the above nominees.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Current Position in the Company
Joseph Atsmon	Director, Vice Chairman of the Board
Rimon Ben Shaoul	Director
Yoseph Dauber	Director
Ron Gutler	Director, Chairman of the Board
John Hughes	Director
David Kostman	Director
Timothy Robinson	Director
Haim Shani	Director

Ron Gutler has been a director of NICE since May 2001 and chairman of the board since May 2002.  Mr. Gutler is currently the chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he filled various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor`s degree in economics and international relations and a Master`s degree in Business Administration, cum laude, both from the Hebrew University, Jerusalem.

Joseph Atsmon has been a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002.  Mr. Atsmon currently serves as a Director of Ceragon Networks and of Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology.

Rimon Ben-Shaoul has been a director of NICE since September 2001.  Mr. Ben-Shaoul currently serves as co-Chairman, President, and CEO of Koonras Technologies Ltd. which he joined on February 1, 2001. Koonras Technologies Ltd. is a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company.  Between 1997 and February 1, 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc., Nova Measuring Instruments Ltd., and other public and private companies. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a bachelor`s degree in economics and a master`s degree in business administration, both from Tel-Aviv University.

Yoseph Dauber has been a director of NICE since April 2002. Until June 2002 Mr. Dauber was deputy chairman of the board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. During the years 1994-1996 and until 6/ 2002 Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. He now serves as a member of the Board of Bank Hapoalim. Mr. Dauber holds a Bachelor`s degree in Economics and Statistics from the Hebrew University of Jerusalem.

John Hughes has been a director of NICE since November 2, 2002. Mr. Hughes was between 2000 and 2004 Executive Vice President and CEO of all civil activities for the Thales Group. During the years 1997 until 2000 he held positions with Lucent Technologies, and was President of its GMS/UMTS division and in the years 1991 through 1997, Mr. Hughes served as Director Convex Global Field operations within the Hewlett Packard Company. Prior to that Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

David Kostman has been a director of NICE since January 2000.  Mr. Kostman is currently the Chief Operating Officer of Delta Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. Until May, 2002 he was the President of VerticalNet, Inc. and of VerticalNet International, which he joined in June 2000.  Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994.  Mr. Kostman holds a bachelor`s degree in law from Tel-Aviv University and a master`s degree in business administration from INSEAD, France.

Timothy Robinson has been a director of NICE since November 2, 2002. Mr. Robinson is currently Senior Vice President of the Secure Operations business unit of the Thales Group. During the years 1997-2001 Mr. Robinson was Chief Executive of the DCS Group prior to which he was Managing Director of Silicon Graphics/Cray Research. In the years 1984-1995 Mr. Robinson held several positions with IBM Corporation in Europe and Asia the last of which was Director of IBM UK. Mr. Robinson holds a Bachelor of Science (Hons) from the University of Leeds and is currently a director of Camelot, the National Lottery Operator for the United Kingdom.

Haim Shani has served as President and Chief Executive Officer of NICE since January 2001.  Mr. Shani came to NICE from Applied Materials (Israel), where he served as General Manager in its Israeli office from 1998 to 2000, heading up the Process Diagnostic and Control (PDC) business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd.  Prior to joining Applied Materials, Mr. Shani held various management positions at Orbotech Ltd.  From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotech`s subsidiary in Asia Pacific, based in Hong Kong and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels.  From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel.  Mr. Shani holds a bachelor`s degree in industrial and management engineering from the Technion - Israel Institute of Technology and a master`s degree in business administration from INSEAD, France.

ITEM B

EXTENSION OF THE TERM OF OFFICE OF THE EXTERNAL DIRECTORS

Dan Falk and Dr. Leora (Rubin) Meridor are the Company`s external directors and their term of office ends on December 31, 2004. Under the Companies Law the Company may extend their term of office for one additional three year period.

The Company`s Board of Directors proposes that the term of office of Dan Falk and Dr. Leora(Rubin) Meridor be extended for an additional three year period.

It is proposed that at the Meeting the following Ordinary Resolution will be adopted:

"RESOLVED, that the term of office of Mr. Dan Falk and Dr. Leora (Rubin) Meridor be extended for an additional period of three years, until December 31, 2007."

The Board of Directors recommends a vote FOR the approval of this proposed Resolution.

Set forth below is a biographical summary of each of the above-named persons:

Leora (Rubin) Meridor has been a director of NICE since January 2002.  Since 2001, Dr. Meridor has been the Chairman of the Board of Bezeq International and Walla Telecommunication. From 1996 to 2000, Dr. Meridor served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996 Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor`s degree in mathematics and physics, a Master`s degree in Mathematics and a PhD in Economics from the Hebrew University, Jerusalem. Dr. Meridor serves on several boards of directors and qualifies as an Outside Director under Israeli law.

Dan Falk has been a director of NICE since January 2002. Mr. Falk serves as a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Orad Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd., Ormat Industries Ltd., ClickSoftware Technologies Ltd., Dor Chemicals Ltd. and Poalim(C.M.) Hi-Tech Ltd., all of which are Israeli companies. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor`s degree in Economics and Political Science and a Master`s degree in Business Administration from the Hebrew University, Jerusalem. As described above, Mr. Falk serves on the board of directors of a number of companies, both public and private and qualifies as an Outside Director under Israeli law.

ITEM C

APPROVAL OF THE DIRECTORS` REMUNERATION

The remuneration for external directors are established by regulations promulgated under the Companies Law and are based upon the Company's consolidated shareholders` equity. The Company intends to pay the external directors and the other directors, other than Joseph Atsmon and Ron Gutler, director`s fees at the rate established by such regulations.  The current amounts payable under the regulations are NIS 45, 393 per annum and a meeting attendance fee of NIS1746. All such fees will be adjusted consistent with the regulations promulgated pursuant to the Companies Law. The Company will continue to pay Ron Gutler, the chairman of the board, directors` fees at the rate of 150% of the annual fee and Joseph Atsmon, vice chairman of the board, directors` fees at the rate of 137.5% of the annual fee. Their director`s meeting attendance fees shall be as described above for the other directors. In addition to Ron Gutler`s annual and meeting attendance fees the Company will pay him a monthly fee of seventeen thousand (17,000) NIS.

Pursuant to the Companies Law, the remuneration of the directors requires the approval of the internal audit committee and the board of directors. The directors` fees as described above have been approved by the internal audit committee and the board of directors.

It is proposed that at the Meeting the following Resolution be adopted:

"RESOLVED, that the proposed directors` remuneration be, and the same hereby are, approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution approving the directors` remuneration.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM D

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost, Forer & Gabay, CPA, a member of Ernst & Young International, as the Company`s independent auditors until the next annual general meeting of the Company. Kost, Forer & Gabay, CPA, have no relationship with the Company or with any affiliate of the Company except as auditors and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Kost, Forer & Gabay, CPA, a member of Ernst & Young International, be re-appointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation."

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM G

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual General Meeting, the consolidated annual financial statements of the Company for the fiscal year ended on December 31, 2003 will be presented to the shareholders for consideration.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Daphna Kedmi

Corporate Secretary

Dated:  September 9, 2004

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